

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2024

Pamela D. Johnson
Chief Financial Officer
OppFi Inc.
130 E. Randolph Street
Suite 3400
Chicago, Illinois 60601

> **Re: OppFi Inc.**
> **Post-Effective Amendment No. 4 to Registration Statement on Form S-3**
> **Correspondence filed February 2, 2024**
> **File No. 333-258698**

Dear Pamela D. Johnson:

We have reviewed your post-effective amendment and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Correspondence filed February 2, 2024

Risk Factors
Sales of a substantial number of our securities, page 7

1. This risk factor discusses two distinct risks. The first is the general risk to shareholders that a substantial number of shares may be sold into the market, including shares that were acquired for amounts substantially below the cost to unaffiliated shareholders who may have held shares of OppFi or its predecessor at the time of the initial IPO or the business combination. The second is the risk that Mr. Todd Schwartz and Theodore Schwartz, who are your CEO and a member of the board, may sell up to a controlling interest. Revise your disclosure to separately discuss the risks to shareholders from the potential sale of your insiders shares, from the risks associated with the offer and sale of the other securities registered in this registration statement.

We remind you that the company and its management are responsible for the accuracy

Pamela D. Johnson
OppFi Inc.
February 14, 2024
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Stickel at 202-551-3324 or Christian Windsor at 202-551-3419 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance